April 26, 2006
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Paul Cline, Senior Accountant

Re:	Citizens Banking Corporation (“Citizens”)
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 000-10535
Ladies and Gentlemen:
We are submitting by direct electronic transmission the following responses to the comment letter dated April 5, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. To assist your review, we have retyped the text of the Staff’s comment above our response.
Form 10-K for Fiscal Year Ended December 31, 2005, Filed on March 16, 2006
Note 1. Restatement of Financial Statements, Page 64
1.	Please revise your footnote to include tabular presentation of the effect of the restatement on your income from continuing operations, income from discontinued operations, and related per share amounts. We believe such presentation would include a column representing amounts as originally reported and a column representing the amounts as restated. Please refer to paragraph 37 of APB 20.
We examined paragraph 37 of APB 20, “Reporting a Correction of an Error in Previously Issued Financial Statements,” as well as paragraphs 25-27 of FASB 154, “Accounting Changes and Error Corrections,” and paragraph 26 of APB 9, “Reporting the Results of Operations,” and while all provide guidance as to the content that should be communicated for a restatement, none provide guidance as to the presentation. As such, we have created the table using our best judgment to interpret your request.

Securities and Exchange Commission
April 26, 2006

	2004			2003
	As			As
	previously			previously
(dollars in thousands)	Reported	Adjustments	As Restated	Reported	Adjustments	As Restated
Income from Continuing Operations Before Income Taxes	95,517	(14,248)	81,269	85,127	(2,243)	82,884
Income tax provision	19,420	170	19,590	19,176	(801)	18,375

Income from Continuing Operations	76,097	(14,418)	61,679	65,951	(1,442)	64,509
Discontinued operations:
Income from discontinued operations (net of income tax of $939 and $801)	—	1,659	1,659	—	1,442	1,442
Gain on sale of discontinued operations (including tax benefit of $1,109)	—	12,759	12,759	—	—	1,442

Income from discontinued operations	—	14,418	14,418	—	1,442	2,884

Net Income	$76,097	$—	$76,097	$65,951	$—	$67,393

Earnings Per Share from Continuing Operations
Basic	$1.76	$(0.33)	$1.43	$1.52	$(0.03)	$1.49
Diluted	1.74	(0.33)	1.41	1.51	(0.03)	1.48
Earnings Per Share from Discontinued Operations
Basic	$—	$0.33	$0.33	$—	$0.03	$0.03
Diluted	—	0.33	0.33	—	0.03	0.03
Net Income Per Common Share:
Basic	$1.76	$—	$1.76	$1.52	$(0.00)	$1.52
Diluted	1.74	—	1.74	1.51	(0.00)	1.51

Average Common Shares Outstanding:
Basic	43,266,228	43,266,228	43,266,228	43,303,573	43,303,573	43,303,573
Diluted	43,762,966	43,762,966	43,762,966	43,609,148	43,609,148	43,609,148
While the specific tabular presentation is not included in the December 31, 2005 Form 10-K, we believe that the information is readily determinable from disclosures that are made on the face of the income statements as well as Note 1 to the financial statements. Specifically, in Note 1 to the financial statements, the Company discloses in the first sentence that the Form 10-K sets forth the effects of Citizens’ restatement of previously reported financial statements of operations for 2004 and 2003 to reflect the sale of the Illinois Bank as discontinued operations. On the face of the income statement, the 2004 and 2003 fiscal years have been identified as “restated”, and the information in the table above can be readily determined. The table in the Explanatory Note at the beginning of the 10-K also contains substantially all of the information contained in the table above. Finally, we note that net income and net income per share did not change from amounts previously reported as a result of the restatement.
Based on the disclosures included in the 2005 10-K, including identifying the affected 2004 and 2003 financial statements and related disclosures as “restated”, we respectfully submit that including tabular format of information that is readily determinable would not provide a reader of the financial statements with a better understanding of the restatement nor the sale of the Illinois Bank as a discontinued operation.
Please call Sandy King at (810-766-7973) or me at (810-237-4200) if you have any questions or wish to discuss our responses to the Staff’s comment letter.
Very truly yours,
/s/ Charles D. Christy
Charles D. Christy, Chief Financial Officer